Exhibit 99.3

MEDIA RELEASE

July 18, 2025

Algoma Steel Group Inc. Announces Filing of Base Shelf Prospectus

SAULT STE. MARIE, ONTARIO (July 18, 2025) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, announced today that it has filed a base shelf prospectus dated July 18, 2025 (the “Base Shelf Prospectus”) with the Ontario Securities Commission, relying on the “well-known seasoned issuer” exemption, and a corresponding shelf registration statement on Form F-10 (the “Registration Statement”) with the United States Securities and Exchange Commission (the “SEC”). These filings will allow the Company, if it chooses, to make offerings of common shares, preferred shares, debt securities, subscription receipts, units and warrants (collectively, the “Securities”) of the Company, or any combination thereof, in all of the provinces and territories of Canada (other than Quebec) and in the United States for a period of 25 months.

The Company has filed the Base Shelf Prospectus and Registration Statement to maintain financial flexibility, but has no present intention to pursue a capital raise in the near future. The Company does intend to use the Registration Statement for the potential exercises of currently outstanding warrants of the Company and the potential resale of certain securities of the Company that had previously been registered for resale. There is no certainty any Securities will be sold under the Base Shelf Prospectus and/or Registration Statement within the 25-month effective period.

This news release does not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where the offer, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. A copy of the Base Shelf Prospectus can be found under Algoma’s profile on SEDAR+ at www.sedarplus.ca and a copy of the Registration Statement can be found on the SEC’s EDGAR website at www.sec.gov, or such documents may be obtained from Algoma at IR@algoma.com.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding Algoma’s transition to electric arc furnace (EAF) steelmaking, Algoma’s future as a leading producer of green steel, Algoma’s modernization of its plate mill facilities, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, potential future market opportunities and the potential future issuance of Securities under the Base Shelf Prospectus and Registration Statement, including with respect to the exercise of warrants and resale of securities thereunder. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in the Base Shelf Prospectus, the Registration Statement, Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.ca) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and the SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products, including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (DSPC) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today, Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future.

For more information, please contact:

Michael Moraca

Vice President—Corporate Development & Treasurer

Phone: 705.945.3300

E-mail: IR@algoma.com